SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

MINUTES OF THE FORTY-SEVENTY-EIGHTH MEETING

OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. -

ELETROBRAS, HELD ON MARCH 27, 2020.

NIRE 53300000859/CNPJ nº 00001180/0001-26

I certify, for the appropriate purposes, that on the March 27 2020, at 2:00 pm, by mechanisms for remote meeting due to the restrictive measures to contain the covid-19 pandemic, Eletrobras' Fiscal Council met. Accordingly, at the request of the President, this ordinary meeting in March will be exclusively for the analysis of the 2019 annual financial statements and the issuance of its opinion, in accordance with applicable legislation. All other matters were postponed. The Chairwoman of the Fiscal Council, PATRICIA VALENTE STIERLI, and the Directors, EDUARDO COUTINHO GUERRA, GIULIANO BARBATO WOLF and THAÍS MÁRCIA MATANO FERNANDES LACERDA participated in the meeting. To secretary the meeting, Ms. Marcella Fuchs Salomão was appointed by the General Secretariat. Agenda: 1. Initial argue among Directors. The Fiscal Council members continued to analyze and discuss the financial statements and the Management Report. During the discussions, they analyzed the suggestion of the Company's Management that the opinions on the financial statements and another on the capital budget be issued, a proposal on which they agreed. In addition to the opinion for the financial statements, including the Management Report and the proposal for the allocation of income, another opinion required by law for the approval of a capital budget, necessary to support the proposal for the constitution of a reserve provided for in Article 196 of the Corporations Act.Then, the initial information presented to support the opinion of the Fiscal Council and the alternatives for drafting the aforementioned opinions were discussed, based mainly on opinions issued by Eletrobras' Fiscal Council itself in previous years. 2. Issue of opinions. Finally, the Directors concluded their analyzes based on the following documents, delivered in their final version: i) 2019 Financial Statements and explanatory notes; ii) Management Proposal for the ASM 2020; iii) 2019 Management Report; iv) Auditors' Report on the Individual and Consolidated Financial Statements; v) CAE's Annual Activity Report. In view of the documents presented and the clarifications provided by the Financial Officer and the CAE, as well as the presentations made at the joint meeting held with the CA on the same date, the Fiscal Council memebers proceeded to sign the following documents: i) Opinion on the 2019 Financial Statements; and ii) Opinion on the proposed Capital Budget - PDNG 2020-2024, which are attached to these minutes. 3. Registration: the Fiscal Council met jointly with the Audit and Risks Statutory Committee - CAE on march 24, 2020 for the joint analysis of the preliminary documents of the financial statements and have the opportunity to participate in the presentations made by the Financial and Investor Relations Officer, with the presence of Ms Elvira Baracuhy Presta and the Company's Accounting, Corporate Finance and Investor Relations Superintendencies.There being no further business to discuss, Ms. President declared the meeting closed, determining the drawing up of the Minutes, which, after being read and approved, were signed by those present and me, Marcella Fuchs Salomão, Secretary. The other matters at that meeting were omitted from this certificate, as they concern interests that are purely internal to the Company, legitimate caution, supported by the duty of confidentiality of the Management, according to the “caput” of

MFS/PRGS

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

Article 155 of Law No. 6,404 (Brazilian Corporate Law), therefore being outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Rio de Janeiro, March 27 2020.

MARCELLA FUCHS SALOMÃO

Secretary

MFS/PRGS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.